Filed Pursuant to Rule 433

Dated June 2, 2008

Registration Statement No. 333-132878

Humana Inc.

7.20% Senior Notes due 2018

8.15% Senior Notes due 2038

Pricing Term Sheet

Ten-Year Notes

Issuer:	Humana Inc.
Security Description:	Senior Notes
Size:	$500,000,000
Coupon:	7.20%
Maturity:	June 15, 2018
Price to Public:	99.891%
Estimated Net Proceeds to Issuer after Underwriters’ Discount:	$496,205,000
Benchmark:	3.875% UST due May 15, 2018
Spread to Treasury:	325 bps
Yield to Maturity:	7.215%
Ratings:	Baa3 (Moody’s) / BBB (S&P)
Interest Pay Dates:	June 15 and December 15, commencing December 15, 2008
Optional Redemption:	Make-whole call @T+ 50 bps
Trade Date:	June 2, 2008
Settlement Date:	(T+3) June 5, 2008

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Credit Suisse Securities (USA) LLC
Daiwa Securities America Inc.
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.
Wells Fargo Securities, LLC

Thirty-Year Notes

Issuer:	Humana Inc.
Security Description:	Senior Notes
Size:	$250,000,000
Coupon:	8.15%
Maturity:	June 15, 2038
Price to Public:	99.917%
Estimated Net Proceeds to Issuer after Underwriters’ Discount:	$247,605,000
Benchmark:	5.000% UST due May 15, 2037
Spread to Treasury:	350 bps
Yield to Maturity:	8.157%
Ratings:	Baa3 (Moody’s) / BBB (S&P)
Interest Pay Dates:	June 15 and December 15, commencing December 15, 2008
Optional Redemption:	Make-whole call @T+ 50 bps
Trade Date:	June 2, 2008
Settlement Date:	(T+3) June 5, 2008

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Credit Suisse Securities (USA) LLC

Daiwa Securities America Inc.

Goldman, Sachs & Co.

Greenwich Capital Markets, Inc.

Wells Fargo Securities, LLC

Other Information

Pro Forma Ratio of Earnings to Fixed Charges[1]:	Fiscal year 2007: 12.2x Fiscal quarter ended March 31, 2008: 4.7x

[1]

The pro forma ratio of earnings to fixed charges gives pro forma effect to the net incremental interest expense related to the repayment of outstanding borrowings under our credit facility with a portion of the net proceeds from the sale of the Senior Notes. For each period presented, we calculated the net incremental interest expense based upon the repayment of the weighted average outstanding borrowings under our credit facility for the period presented and the weighted average interest rate of the Senior Notes used to repay these outstanding borrowings.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement thereto relating to the Senior Notes and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement thereto relating to the Senior Notes if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or J.P. Morgan Securities Inc. at (212) 834-4533.

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